

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2023

Tracey Joubert
Chief Financial Officer
Molson Coors Beverage Company
250 S Wacker Drive
Chicago, Illinois 60606

> **Re: Molson Coors Beverage Company**
> **Form 10-K for the Year Ended December 31, 2022**
> **Filed February 21, 2023**
> **File No. 001-14829**

Dear Tracey Joubert:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Sincerely,

   Division of Corporation Finance
   Office of Manufacturing